UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2015

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
(Translation of registrant's name into English) 5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Lindsay Bubbico
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	+1.917.754.3013
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2015 FIRST QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – April 20, 2015 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the largest pure-play security vendor globally, today announced its financial results for the first quarter ended March 31, 2015.

•	Total Revenue: $373 million, representing a 9 percent increase year over year
•	Non-GAAP Operating Income: $216 million, representing 58 percent of revenues
•	Non-GAAP EPS: $0.95, representing a 14 percent increase year over year
•	Deferred Revenues: $772 million, representing a 17 percent increase year over year

“We are very pleased with the results of the first quarter. We continued to see success in all major geographies and delivered 11 percent growth in combined product and software blade revenues,” said Gil Shwed, founder, chairman, and chief executive officer of Check Point Software Technologies. “Our pace of innovation has accelerated with a focus on two key areas: threat prevention and mobility. So far this year we completed two acquisitions in both of these spaces and introduced Threat Extraction, an innovative and revolutionary technology in this category. In addition, we increased our development, sales and marketing teams to capitalize on the expanding security market opportunity. We expect these investments to continue through the coming quarters.”

Financial Highlights for the First Quarter of 2015:
•	Total Revenue: $373 million, an increase of 9 percent, compared to $342 million in the first quarter of 2014.
•	GAAP Operating Income: $197 million, an increase of 7 percent, compared to $184 million in the first quarter of 2014.
•
Non-GAAP Operating Income: $216 million, an increase of 9 percent, compared to $198 million in the first quarter of 2014. Non-GAAP operating margin was 58 percent, same as in the first quarter of 2014.

•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $161 million, an increase of 5 percent, compared to $153 million in the first quarter of 2014. GAAP earnings per diluted share were $0.86, compared to $0.78 in the first quarter of 2014.

•
Non-GAAP Net Income and Earnings per Diluted Share: Non-GAAP net income was $179 million, an increase of 9 percent, compared to $164 million in the first quarter of 2014. Non-GAAP earnings per diluted share were $0.95, an increase of 14 percent, compared to $0.84 in the first quarter of 2014.

•	Deferred Revenues: As of March 31, 2015, deferred revenues were $772 million, an increase of 17 percent compared to $660 million as of March 31, 2014.
•
Cash Flow: Cash flow from operations was $285 million, compared to $172 million in the first quarter of 2014. Net of costs incurred during the first quarter of 2015 related to the acquisition of Hyperwise, as well as tax transactions related to previous years in 2014, our cash flow from operations increased by 8 percent from $284 million in the first quarter of 2014 to $307 million in the first quarter of 2015.

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•	Share Repurchase Program: During the first quarter of 2015, the company repurchased 3.0 million shares at a total cost of $242 million, bringing the total share repurchase program to over $4 billion.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,734 million as of March 31, 2015, compared to $3,662 million as of March 31, 2014.

For information regarding the Non-GAAP financial measures discussed in this release, as well as a reconciliation of such Non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

Business Highlights 2015:

Threat Extraction – Internally developed new security approach that is designed to ensure documents are delivered to a network with zero malware in zero seconds.  The technology preemptively removes potential threats from documents and reconstructs them as safe files before they are delivered to the user. Threat Extraction has achieved, so far, 100 percent threat removal capabilities with a fraction of the resources needed than existing technologies that achieve a much lower catch rate.

Lacoon Mobile Security Acquisition – An industry-leading mobile security provider delivering advanced threat protection for enterprise-grade mobile security platforms. The acquired technology further extends Check Point’s mobile security portfolio by adding advanced mobile application threat emulation, behavioral risk analysis and real-time anomaly detection capabilities to the Check Point Capsule mobile solution.

Hyperwise Acquisition - An early-stage company that developed a unique and cutting-edge CPU-level threat prevention engine that stops threats at the point of pre-infection. This exploit prevention technology provides a higher catch rate of threats and provides organizations with a new level of protection against attackers.

Check Point Stars Program - Check Point announced its new global partner program in January. This new program creates additional sales opportunities for partners, giving them resources to enable the acceleration of their Check Point sales revenue and the development of even closer business relationships.

Security Vulnerability Research:

Volatile Cedar – A persistent attacker group originating in Lebanon called Volatile Cedar, which uses a custom-made malware implant codenamed Explosive. Operating since early 2012, this campaign has successfully penetrated a large number of targets across the globe, during which time it has allowed the attackers to monitor victim’s actions and steal data.

Industry Accolades:

Number One in Worldwide Firewall Equipment Market Share – Check Point led in the worldwide market share for Firewall Equipment for 2014, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports.

Top Position in Worldwide Combined Firewall and UTM Appliance Market – Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 2014, according to the IDC Worldwide Quarterly Security Appliance Tracker.

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CRN Channel Chief Award – Check Point President, Amnon Bar-Lev, was named one of CRN’s 2015 Channel Chiefs. This is the eighth year Mr. Bar-Lev has appeared on CRN’s prestigious list of the most powerful leaders in the IT channel. The CRN Channel Chief Award recognizes those executives directly responsible for driving channel sales and growth within their organization, while evangelizing the importance of the channel throughout the entire IT Industry.

“Worldwide organizations are faced with increasing levels of cyberthreats everyday including zero day malware on their network and mobile devices. We are committed to enabling our customers to utilize the maximum power of the internet while preserving the highest levels of cybersecurity.” Shwed concluded.

Second Quarter 2015 Investor Conference Participation Schedule:

•	Jeffries 2015 Global Technology, Media and Telecom Conference
May 14, 2015 – Miami, FL

•	J.P. Morgan 43rd Annual Technology, Media and Telecom Conference
May 19-20, 2015 – Boston, MA (Meetings Only)

•	Cowen & Company 43rd Annual Technology Media & Telecom Conference
May 28, 2015 – New York, NY

•	Bank of America Merrill Lynch 2014 Global Technology Conference
June 3-4, 2015 – San Francisco, CA (Meetings Only)

Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on April 20, 2015 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through April 27, 2015 on the company's website or by telephone at +1.201.612.7415, replay ID number 13607303.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), is the largest pure-play security vendor globally, provides industry-leading solutions, and protects customers from cyberattacks with an unmatched catch rate of malware and other types of attacks. Check Point offers a complete security architecture defending enterprises’ networks to mobile devices, in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2015 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related to our intention to make further investments in 2015 to address the expanding security market opportunity through the expansion of our development, sales and marketing teams, and the success of the Lacoon Mobile Security and Hyperwise acquisitions and the integration of  those technologies into our existing technology. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2014.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income, operating margin and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2015	2014
	(unaudited)	(unaudited)
Revenues:
Products and licenses	$114,297	$107,939
Software Blades subscriptions	74,349	61,757
Total revenues from products and software blades	188,646	169,696
Software updates and maintenance	183,930	172,510
Total revenues	372,576	342,206

Operating expenses:
Cost of products and licenses	20,960	20,060
Cost of software blades subscriptions	1,524	1,510
Total cost of products and software blades	22,484	21,570
Cost of Software updates and maintenance	18,670	17,248
Amortization of technology	176	60
Total cost of revenues	41,330	38,878

Research and development	35,524	32,966
Selling and marketing	76,016	68,614
General and administrative	22,691	17,250
Total operating expenses	175,561	157,708

Operating income	197,015	184,498
Financial income, net	8,038	7,149
Income before taxes on income	205,053	191,647
Taxes on income	44,170	38,562
Net income	$160,883	$153,085

Basic earnings per share	$0.88	$0.80
Number of shares used in computing basic earnings per share	183,116	192,019

Diluted earnings per share	$0.86	$0.78
Number of shares used in computing diluted earnings per share	187,640	195,760

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended
	March 31,
	2015	2014
	(unaudited)	(unaudited)

GAAP operating income	$197,015	$184,498
Stock-based compensation (1)	17,777	12,471
Amortization of intangible assets and acquisition related expenses (2)	1,286	535
Non-GAAP operating income	$216,078	$197,504

GAAP net income	$160,883	$153,085
Stock-based compensation (1)	17,777	12,471
Amortization of intangible assets and acquisition related expenses (2)	1,286	535
Taxes on the above items (3)	(1,104)	(2,189)
Non-GAAP net income	$178,842	$163,902

Diluted GAAP Earnings per share	$0.86	$0.78
Stock-based compensation (1)	0.09	0.06
Amortization of intangible assets and acquisition related expenses (2)	-	-
Taxes on the above items (3)	-	-
Diluted Non-GAAP Earnings per share	$0.95	$0.84

Number of shares used in computing diluted Non-GAAP earnings per share	187,640	195,760

(1) Stock-based compensation:
Cost of products and licenses	$14	$16
Cost of software updates and maintenance	314	185
Research and development	2,379	2,093
Selling and marketing	3,596	2,328
General and administrative	11,474	7,849
	$17,777	$12,471

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	$176	$60
Research and development	455	-
Selling and marketing	655	475
	$1,286	$535

(3) Taxes on the above items	$(1,104)	$(2,189)

Total, net	$17,959	$10,817

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	March 31,	December 31,
	2015	2014
	(unaudited)	(unaudited)
Current assets:
Cash and cash equivalents	$254,783	$261,970
Marketable securities and short-term deposits	1,023,570	1,050,492
Trade receivables, net	222,092	366,700
Prepaid expenses and other current assets	75,823	68,673
Total current assets	1,576,268	1,747,835

Long-term assets:
Marketable securities	2,455,177	2,370,471
Property and equipment, net	41,951	41,549
Severance pay fund	5,234	5,491
Deferred tax asset, net	12,079	14,368
Goodwill and other intangible assets, net	777,070	741,960
Other assets	42,810	27,144
Total long-term assets	3,334,321	3,200,983

Total assets	$4,910,589	$4,948,818

LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities:
Deferred revenues	$637,486	$651,281
Trade payables and other accrued liabilities	266,743	281,554
Total current liabilities	904,229	932,835

Long-term liabilities:
Long-term deferred revenues	134,430	132,732
Income tax accrual	244,073	235,705
Deferred tax liability, net	438	504
Accrued severance pay	9,234	9,483
	388,175	378,424

Total liabilities	1,292,404	1,311,259

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	889,473	859,124
Treasury shares at cost	(3,348,183)	(3,126,685)
Accumulated other comprehensive income (loss)	9,822	(1,070)
Retained earnings	6,066,299	5,905,416
Total shareholders’ equity	3,618,185	3,637,559

Total liabilities and shareholders’ equity	$4,910,589	$4,948,818
Total cash and cash equivalents, marketable securities and short-term deposits	$3,733,530	$3,682,933

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended
	March 31,
	2015	2014
	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$160,883	$153,085
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,342	2,191
Amortization of intangible assets	634	535
Stock-based compensation	17,777	12,471
Realized gain on marketable securities	(72)	(11)
Decrease in trade and other receivables, net	121,370	145,143
Decrease in deferred revenues, trade payables and other accrued liabilities	(18,949)	(141,094)
Excess tax benefit from stock-based compensation	(217)	722
Deferred income taxes, net	819	(984)
Net cash provided by operating activities	284,587	172,058

Cash flow from investing activities:
Cash paid in conjunction with acquisitions, net of acquired cash	(34,131)	-
Investment in property and equipment	(2,681)	(2,203)
Net cash used in investing activities	(36,812)	(2,203)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	31,787	47,418
Purchase of treasury shares at cost	(241,685)	(186,869)
Excess tax benefit from stock-based compensation	217	(722)
Net cash used in financing activities	(209,681)	(140,173)

Unrealized loss on marketable securities, net	12,503	2,588

Increase in cash and cash equivalents, marketable securities and short term deposits	50,597	32,270

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,682,933	3,629,924

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,733,530	$3,662,194

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.
By:	/s/ Tal Payne
Tal Payne Chief Financial Officer

April 20, 2015

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